# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Heritage Insurance Holdings, Inc., CIK 0001598665
CUSIP: 42727J102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1401 N. Westshore Blvd., Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001672048

## Reporting persons
- Raymond T. Hyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,059,263; shared voting power 120,000; sole dispositive power 2,059,263; shared dispositive power 120,000; aggregate amount beneficially owned 2,179,263 (7.03% of the class)
  Comment: Based on an aggregate of 30,993,270 shares of common stock outstanding as of May 9, 2025.
- The Kathleen Hays Hyer Revocable Trust UA 06/03/2013, a/k/a Kathleen A. Hyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0.32% of the class)
  Comment: Based on an aggregate of 30,993,270 shares of common stock outstanding as of May 9, 2025.
- Hyer Family Partnership, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (0.39% of the class)
  Comment: Based on an aggregate of 30,993,270 shares of common stock outstanding as of May 9, 2025.

## Item 1. Issuer
Name of issuer: Heritage Insurance Holdings, Inc.
Address of issuer's principal executive offices: 1401 N. Westshore Blvd., Tampa, Florida 33607

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being jointly filed by and on behalf of (i) Raymond T. Hyer, a citizen of the United States ("RTH"), (ii) The Kathleen Hays Hyer Revocable Trust UA 06/03/2013, a/k/a Kathleen A. Hyer, formerly a citizen of the United States and the spouse of RTH, and (iii) Hyer Family Partnership, LLC, a Florida limited liability company of which RTH has the largest ownership percentage and of which Sean W. Poole serves as the Manager (the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which has been filed with a prior Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 3919 E. 7th Ave, Tampa, Florida 33605.
Citizenship: Each of Raymond T. Hyer and Kathleen A. Hyer, is, or was, a citizen of the United States. The place of organization of Hyer Family Partnership, LLC is Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4 is set forth in Rows 5 - 11 of the cover pages hereto and incorporated by reference herein.
Percent of class: The information required by Item 4 is set forth in Rows 5 - 11 of the cover pages hereto and incorporated by reference herein.
Sole power to vote or to direct the vote: The information required by Item 4 is set forth in Rows 5 - 11 of the cover pages hereto and incorporated by reference herein.
Shared power to vote or to direct the vote: The information required by Item 4 is set forth in Rows 5 - 11 of the cover pages hereto and incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information required by Item 4 is set forth in Rows 5 - 11 of the cover pages hereto and incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information required by Item 4 is set forth in Rows 5 - 11 of the cover pages hereto and incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Raymond T. Hyer: /s/ Raymond T. Hyer, Raymond T. Hyer (08/04/2025)
- The Kathleen Hays Hyer Revocable Trust UA 06/03/2013, a/k/a Kathleen A. Hyer: /s/ Raymond T. Hyer, Raymond T. Hyer, Co-Trustee (08/04/2025)
- Hyer Family Partnership, LLC: /s/ Sean Poole, Sean Poole, Manager (08/04/2025)